SOUTHERN STAR ENERGY INC.

110 Cypress Station Drive, Suite 152

Houston, TX 77090

March 12, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Jennifer O’Brien
Re:	Supplemental Responses to the Securities and Exchange Commission

Staff Comments dated February 12, 2009, regarding

Southern Star Energy Inc.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Filed August 29, 2008

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Filed January 14, 2009

File No. 000-52106

Ladies and Gentlemen:

Southern Star Energy Inc. (the “Company”) hereby respectfully submits this letter as a supplemental response to certain staff comments set forth in the February 12, 2009 letter regarding the above-referenced From 10-KSB, as filed with the Securities and Exchange Commission (“SEC”) on August 29, 2008 (the “Form 10-KSB”), and the above-referenced Form 10-Q, filed with the SEC on January 14, 2009 (the “Form 10-Q”) (File No. 000-52106). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 10-KSB for the Fiscal Year Ended May 31, 2008

SEC Comment

Note 13. Restructuring agreement, page 56

6. We note you entered into a “Restructuring Agreement” on November 6, 2006 where you were assigned a 20% working interest in the Sentell Field. We further note from your disclosure that in conjunction with this assignment, you transferred your wholly-owned subsidiary, Surge Marketing, “in consideration for the transfer of 9,000,000 split-adjusted shares of common stock;” and “the return and cancellation of an aggregate of 54,937,500 split-adjusted shares of common stock of the Company.” Based on this disclosure, please address the following items:

•	Explain how you accounted for the assignment of the 20% working interest in the Sentell Field and cite the relevant accounting literature you relied upon in support of your treatment;

Securities and Exchange Commission

March 12, 2009

•	Disclose the value you attributed to the 20% working interest and explain how you determined that value;
•

Disclose the nature and value of the consideration you gave in the transaction to acquire the 20% assignment. In this regard, address the valuation of Surge Marketing and the return and cancellation of shares of your common stock. In particular, we note your disclosure in footnote 14 that you recorded a gain from the sale of Surge Marketing totaling $41,002 and included it as a component of discontinued operations;

•

Compare and contrast your disclosure under this heading regarding your transfer of Surge Marketing with that in footnote 14, which states that “On April 5, 2007, the Company sold all of its interests in its wholly owned subsidiary, Surge Marketing and effective November 2, 2006, discontinued all operations related to the former business of software sales and website development.” [emphasis added]

Company Response

As disclosed in the Form 10-KSB, and the Company’s Definitive Information Statement on Schedule 14C filed with the SEC on March 15, 2007, the Company entered into the Restructuring Agreement on November 6, 2006, with Eric Boehnke (“Mr. Boehnke”), Big Sky Management, LTD (“Big Sky”), Southern Star Operating, Inc. (“SSOP”), Troy Mutter (“Mr. Mutter”) and Frank Hollmann (“Mr. Hollmann”). Mr. Boehnke is the beneficial holder of all the issued and outstanding shares of common stock in the capital of Big Sky. SSOP is a wholly-owned subsidiary of the Company. At the time of the Restructuring Agreement, Mr. Mutter and Mr. Hollmann were directors of the Company and Mr. Boehnke was director, President, Secretary and Treasurer of the Company.

The primary terms of the Restructuring Agreement were as follows:

•

Big Sky agreed to assign all right, title and interest of a 20% working interest to certain oil and gas leases in Bossier Parish and Caddo Parish, Louisiana, commonly referred to as the D Duck Prospect (the “Prospect”), to SSOP. Big Sky is a wholly-owned company of Mr. Boehnke and SSOP is a wholly-owned subsidiary of the Company.

•

Mr. Mutter agreed to purchase all of the shares of Surge Marketing, a wholly-owned subsidiary of the Company, from the Company in consideration for (i) the transfer, by Mr. Mutter, of 4,378,380 shares of the Company’s common stock to Mr. Boehnke and the cancellation of the remaining 25,996,620 shares of the Company’s common stock then currently held by Mr. Mutter and (ii) the transfer by Mr. Hollmann, of 1,621,620 shares of the Company’s common stock to Mr. Boehnke and the cancellation of the remaining 9,628,380 shares of the Company’s common stock held by Mr. Hollmann. Mr. Mutter and Mr. Hollmann were directors of the Company at the time of the Restructuring Agreement and Mr. Mutter is a former executive officer of the Company.

•

Mr.  Boehnke agreed to acquire the 4,378,380 shares of the Company's common stock from Mr. Mutter and the 1,621,620 shares of the Company's common stock from Mr. Hollmann in consideration for the assignment of the 20% working interest in the Prospect from Big Sky to SSOP.

•	The Company agreed to sell, assign and transfer the Surge Marketing shares to Mr. Mutter in consideration for the assignment of the 20% working interest in the Prospect from Big Sky to SSOP.

Securities and Exchange Commission

March 12, 2009

The Company accounted for the transactions contemplated under the Restructuring Agreement as a nonmonetary transaction as there was no cash consideration paid or received under the terms of the Restructuring Agreement. Accordingly, the Company considered the following guidance in determining the appropriate accounting treatment:

•	APB Opinion No. 29 Accounting for Nonmonetary Transactions (“APB No. 29”);
•	Statement of Financial Accounting Standard No. 153 Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29;
•	EITF Issue No. 98-3 Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of A Business;
•	Staff Accounting Bulletin Topic 5G Transfers of Nonmonetary Assets by Promoters or Shareholders (“SAB Topic 5G”);
•	Statement of Financial Accounting Standard No. 141 Business Combinations (“SFAS No. 141”); and
•	Statement of Financial Accounting Standard No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”).

Upon reviewing the above guidance, the Company concluded that APB No. 29 did not apply as it does not apply to “a transfer of assets to an entity in exchange for an equity interest in that entity.” The Company concluded that SAB Topic 5G was the most relevant guidance. SAB Topic 5G states that “the staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.” Since at the time of the restructuring Mr. Boehnke was a director and officer of the Company and Big Sky is wholly-owned by Mr. Boehnke, the Company concluded that Mr. Boehnke could be considered a “promoter” and that the guidance in SAB Topic 5G applies to the transactions contemplated by the Restructuring Agreement. Accordingly, the Company recorded no value for the transfer of the 20% interest in the Prospect from Big Sky to SSOP as there was no historical cost related to the 20% interest in the Prospect as Big Sky had not made any payments to Dynamic Resources Corporation (a former operator of the Prospect and a current holder of a 20% working interest in the Prospect) (“Dynamic”) in regard to the Prospect prior to the transfer. This accounting treatment of using the historical cost basis is also consistent with the guidance in Appendix D of SFAS No. 141, which states that “when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.”

The Company also considered whether SSOP’s acquisition of the 20% interest in the Prospect constituted the acquisition of a business. As communicated to the staff in a letter dated February 28, 2007, the Company determined that such acquisition did not constitute the acquisition of a business for a variety of reasons, including the following:

•

Prior to the sale of the interests in the leasehold rights, Dynamic had not explored or developed the Prospect that is subject to the leasehold rights. No oil and gas or other minerals had been produced from the Prospect that is subject to the leasehold rights.

Securities and Exchange Commission

March 12, 2009

•	Prior to the sale of the 20% interest in the leasehold rights to the SSOP, Dynamic had not generated any revenues as a result of holding the leasehold rights.
•

The leasehold rights did not constitute a separate entity, subsidiary, division of a business or a lesser component of a business of Dynamic. Prior to the sale of the 20% interest in the leasehold rights to SSOP, Dynamic had not installed any physical facilities on the property that is subject to such rights.

•	Dynamic had not employed any person in regards to the leasehold rights.
•	The leasehold rights did not support a market distribution system, a sales force, a customer base, production technique or trade name of Dynamic.
•

Although Dynamic held operating rights in regards to the leasehold rights, such operating rights were not exercised, and no exploration, development or operating activities were carried out by Dynamic prior to the sale of the 20% interest in the leasehold rights to SSOP.

With respect to Surge Marketing, the “transfer” of Surge Marketing referenced in footnote 13 and the “sale” of Surge Marketing referenced in footnote 14 refer to the same transaction. The Company determined that the shares of the Company returned to the Company and cancelled and the shares of Surge Marketing transferred/sold to Mr. Mutter had no value as the Company and Surge had negative equity prior to the restructuring and the fair value of the stock was not otherwise readily determinable as there was not an active trading market for shares of the Company. As a result, the Company recognized a gain equal to the excess of the carrying values of the liabilities of Surge Marketing over the carrying value of its assets. Such gain is included in Income for Income/(Loss) from Discontinued Operations pursuant to the guidance in SFAS No. 144.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

SEC Comment

Note 5. Bank Debt, page 8

10. We note you entered into an amended credit agreement with Macquarie on July 11, 2008 whereby you issued additional warrants to purchase your common stock as consideration for the amended agreement. Please confirm, if true, that you properly considered the accounting guidance found in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and EITF 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues, or otherwise advise. In this regard, please tell us and disclose whether these amended terms represent a substantial modification of terms that should be accounted for as an extinguishment.

Company Response

In determining the proper accounting for the amended credit facility with Macquarie Bank Limited entered into on July 11, 2008 (the “Amended Credit Agreement”), the Company considered the guidance found in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”),and reached the conclusion that EITF 96-19 does not apply to the facts and circumstances as it does not specifically address the accounting for modifications to or exchanges of a line-of-credit or revolving-debt arrangement. Alternatively, the Company determined that EITF 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements (“EITF 98-14”) applied to

Securities and Exchange Commission

March 12, 2009

the facts and circumstances as the previous multiple advance term loan entered into with Macquarie Bank Limited on May 16, 2008 (the “Original Credit Agreement”) was amended to a revolving loan.

Under the guidance of EITF 98-14, the Company determined that the borrowing capacity of the Amended Credit Agreement is greater than the borrowing capacity of the Original Credit Agreement. Accordingly, consistent with the guidance in paragraph 4.a. of EITF 98-14, the Company associated the fees paid to the creditor and third-party costs (including the fair value of the additional warrants issued to Macquarie, fees paid and warrants issued to Imperial Capital and related legal fees) with the new arrangement and are amortizing them over the three-year term of the Amended Credit Facility.

Further, in considering accounting guidance with respect to the Amended Credit Agreement, we determined that since EITF 96-19 did not apply to our circumstances, EITF 05-7 Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues, as superseded by the guidance in EITF 06-6 Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments, did not apply to the facts and circumstances as well.

SEC Comment

Note 5. Bank Debt, page 8

11. We note you terminated a services agreement with Imperial on August 8, 2008 and that as a result of this termination, you were required to i) pay a cash fee of $90,000, ii) issue a warrant to purchase 1,250,000 shares of your common stock and iii) pay a total fee of $750,000 over time based upon amounts borrowed from Macquarie in excess of the initial $5,000,000 borrowing base. Based on this disclosure, please address the following items:

•	Please tell us how you classified the cash fee of $90,000;
•	Please explain why you believe it is appropriate to record the value of the warrant issued to Imperial as a deferred financing cost and not a one time charge;
•	Tell us whether you recorded a liability for the $650,000 remaining payable to Imperial. If not, please provide an analysis to support your position.

Company Response

The cash fee of $90,000 paid to Imperial Capital was classified as a deferred financing cost and is being amortized over the three-year term of the Amended Credit Agreement as is the fair value of the warrant issued to Imperial. The Company believes that this accounting treatment is appropriate as the cash fee and warrant represent costs associated with the Original Credit Agreement and the Amended Credit Agreement (together, “the Macquarie Agreements”). At the time the Company entered into the Macquarie Agreements, Imperial was engaged by the Company as a financial advisor and, as such, was entitled to certain compensation under the terms of the letter agreement between Imperial and the Company, as amended (the “Letter Agreement”).

Subsequent to entering into the Macquarie Agreements, a dispute arose between the Company and Imperial regarding the form, timing and calculation of compensation due Imperial under the Letter Agreement. In resolving the dispute, the Company agreed to compensate Imperial related to the Amended Credit Agreement as follows:

•

A cash fee of $90,000 calculated as 3% of the initial borrowing base of $5,000,000 under the Amended Credit Agreement less $60,000 previously paid to Imperial, which represented 3% of the $2,000,000 borrowed in connection with the Original Credit Agreement.

Securities and Exchange Commission

March 12, 2009

•	Issuance of a warrant to purchase 1,250,000 shares of the common stock of the Company for $1.00 determined as 5% of the $25,000,000 maximum commitment under the Amended Credit Agreement.
•

An additional cash fee in the amount of 3% of the gross proceeds of each funding in excess of the initial $5,000,000 borrowing base which the Company receives under the Amended Credit Agreement until Imperial has received the total fee of $750,000 (or 3% of the $25,000,000 maximum commitment under the Amended Credit Agreement), of which $150,000 has already been paid.

Concurrently, the Company and Imperial agreed to terminate the Letter Agreement.

The Company has not recorded a liability for the remaining $600,000 for future consideration to be paid to Imperial as the Company believes that this commitment does not meet the definition of a liability. FASB Concept Statement 6 defines liabilities as follows:

“Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

The Company does not believe that the remaining commitment to Imperial meets the definition of a liability. It is not yet probable that such amounts will be paid as the Company’s borrowing base has not been increased above the $5,000,000 initial borrowing base and any such increase is at the sole discretion of the lender.

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If you should have any questions regarding the Form 10-KSB, Form 10-Q or this response letter, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133 or Neil Dougherty at 303-628-1519.

Sincerely,

Southern Star Energy Inc.

/s/ Christopher H. Taylor

Christopher H. Taylor

Chief Financial Officer